Exhibit 9

British American Tobacco p.l.c.

19 October 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from Goldman Sachs International and Merrill Lynch International during the period from 12 October 2026 to 16 October 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	12 October 2026	13 October 2026	14 October 2026	15 October 2026	16 October 2026
Number of ordinary shares of 25 pence each purchased:	158,660	128,287	126,358	121,625	123,485
Highest price paid per share (pence):	4,218.00p	4,255.00p	4,277.00p	4,432.00p	4,472.00p
Lowest price paid per share (pence):	4,187.00p	4,195.00p	4,226.00p	4,354.00p	4,311.00p
Volume weighted average price paid per share (pence):	4,206.27p	4,219.93p	4,255.73p	4,388.96p	4,436.97p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,155,911,533 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International and Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/5192Z_1-2026-10-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5192Z_2-2026-10-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5192Z_3-2026-10-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5192Z_4-2026-10-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5192Z_5-2026-10-19.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	12/10/2026	158,660	4,206.27p	LSE
British American Tobacco p.l.c.	GB0002875804	12/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	12/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	13/10/2026	128,287	4,219.93p	LSE
British American Tobacco p.l.c.	GB0002875804	13/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	13/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	14/10/2026	126,358	4,255.73p	LSE
British American Tobacco p.l.c.	GB0002875804	14/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	14/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	15/10/2026	121,625	4,388.96p	LSE
British American Tobacco p.l.c.	GB0002875804	15/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	15/10/2026	0	0p	BATE
British American Tobacco p.l.c.	GB0002875804	16/10/2026	123,485	4,436.97p	LSE
British American Tobacco p.l.c.	GB0002875804	16/10/2026	0	0p	CHIX
British American Tobacco p.l.c.	GB0002875804	16/10/2026	0	0p	BATE